Mail Stop 4561

September 21, 2006

By U.S. Mail and Facsimile to 011 44131 626 0550

Mr. Guy Robert Whittaker
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn
P.O. Box 1000
Edinburgh, Scotland EH12 1HQ

   Re: The Royal Bank of Scotland Group plc
     Form 20-F for Fiscal Year Ended December 31, 2005
     Filed April 26, 2006
     File No. 001-10306

Dear Mr. Whittaker:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Policies, page 88

Note 6 – Intangible assets and goodwill, page 89

  1. Please revise future filings to disclose your accounting policy for capitalizing internally generated computer software. Specifically describe how you applied

the guidance in paragraphs 52-67 of IAS 38 in determining which costs could be
capitalized.

<u>Note 19 – Share-based payments, page 94</u>

2. Please revise future filings to provide all of the disclosures required by paragraphs
   44 to 52 of IFRS 2.

<u>Cash flow statements, page 100</u>

3. We note that you have presented the proceeds of minority interests acquired and
   the costs of minority interests redeemed as cash flows from financing activities.
   Please explain to us how such cash flows related to minority interest are derived
   and how you determined that classification as a financing activity was the most
   appropriate.

<u>Notes on the accounts, page 101</u>

<u>Note 4 – Operating profit before tax, page 104</u>

4. We are not clear as to the purpose of your footnote disclosure of operating profit
   before tax. The amounts disclosed do not agree in total to the amount reported as
   operating profit before tax on your consolidated income statement. It is not clear
   what you are trying to communicate by disclosing only certain amounts included
   within your operating profit before tax line item. Please revise your future filings
   to clearly explain the purpose of this presentation and why you think it is
   meaningful to investors.

<u>Note 12 – Loans and advances to customers, page 107</u>

<u>Securitisations – Continuing involvement, page 109</u>

5. Please revise future filings to clearly explain the nature of the risks and rewards of
   ownership to which you remain exposed with respect to your U.S. securitisations
   of residential mortgages in accordance with paragraph 94(a)(ii) of IAS 39. For
   example, clarify whether your continuing involvement takes the form of a
   guarantee, written or purchased option or cash-settled option as described in
   paragraph 30 of IAS 39.

Assumptions/impact on fair value, page 110

6. We note that in the valuation of your U.S. Agency and commercial retained interests, you have assumed no risk of credit loss. Please revise your future filings to disclose the nature and terms of the guarantee associated with the U.S. Agency retained interests, and how you determined no credit loss was possible on your commercial retained interests.

Note 13 – Debt securities, page 112

7. Please revise future filings to separately disclose securities issued by U.S. government sponsored entities (GSEs). Unlike U.S. agency securities, securities issued by GSEs are not backed by the full faith and credit of the United States Government.

Note 14 – Equity Shares, page 112

8. At the bottom of page 112 you discuss certain unquoted equity investments that are recorded at cost. It is not clear, however, where such investments are classified in the table above. In the table you classify equity investments for the year ended December 31, 2005 as either held-for-trading, designated as at fair value through profit or loss, or available-for-sale – each of which are recorded at fair value. Please revise future filings to clearly disclose how unquoted equity investments recorded at cost are classified.

Note 17 – Intangible Assets, page 115

9. Please revise your future filings to provide all of the disclosures required by paragraphs 134 -137 of IAS 36 with respect to the estimates used to measure the recoverable amounts of cash-generating units containing goodwill. For example, you have indicated that your valuations for Charter One and Churchill Group were based on the value in use, but have not provided all of the disclosures required by paragraph 134(d)(i) – (v).

Note 19 – Derivatives at fair value, page 118

10. Please revise future filings to provide the disclosures required by paragraphs 58-59 of IAS 32 with respect to your hedging transactions. Alternatively, provide the disclosures required by paragraphs 22-24 of IFRS 7.

11. Your disclosure on page 118 indicates that the majority of your hedging transactions involve the use of interest rate swaps to hedge either the interest rate risk or exposure to variability in future cash flows associated with recognized financial assets and liabilities or forecasted transactions (in the case of cash flow hedges.) Please revise future filings to clearly identify the specific hedged items in these hedging transactions. In addition, describe the methods used to assess effectiveness for each of your hedging strategies.

12. Please revise your disclosure in future filings to explain your statement at the bottom of page 118 that states that you held derivatives assets at fair value amounting to £55 million (notional amounts £1 billion.) It is not clear how these amounts reconcile to the amounts disclosed in the table above or to your financial statements.

Note 28 – Subordinated liabilities, page 126

13. Please revise future filings to disclose the contractual terms and conditions of your subordinated liabilities – specifically your loan capital – in accordance with paragraphs 62 - 63 of IAS 32.

14. Your share premium account rollforward on page 132 indicates that some of your undated loan capital is exchangeable into equity shares. Please explain to us how you applied the guidance in paragraphs 28-32 of IAS 32 to such compound financial instruments.

Note 30 – Share capital, page 129

15. Please revise future filings to disclose how each series of preference shares is reported in your financial statements. Clarify which series of preference shares are classified as liabilities and which are classified as equity, and describe the characteristics that you considered in determining the appropriate classification. For example,

- Your disclosure on page 131 indicates that non-cumulative preference shares are redeemable at the option of the company. It is not clear to us why you would classify such shares as debt considering the guidance in paragraph AG 25 of IAS 32, which differentiates between shares redeemable at the option of the holder (classified as debt) from those redeemable at the option of the company (classified as equity.)

- It is our understanding that your non-cumulative convertible preference shares are both redeemable at the option of the company and convertible by the holder. It is not clear to us whether you have separately accounted for the liability and equity components of such instruments in accordance with paragraphs 28-32 of IAS 32.

Note 31 – Reserves, page 132

16. We note your disclosure on page 133 that the "merger reserve" arose on the acquisition of NatWest under UK GAAP. Please tell us and revise future filings to more clearly explain the nature of this reserve. In addition, tell us how this reserve was impacted by the adoption of IFRS 1.

Note 35 – Memorandum items, page 153

Litigation, page 154

17. Please revise future filings to provide the disclosures required by paragraph 84-89 of IAS 37 with respect to your provision for litigation.

Note 46 – Significant Differences between IFRS and US GAAP, page 173

18. We note that in your reconciliations to US GAAP on page 179 you present an adjustment for intangible assets related to timing differences. Please revise future filings to more clearly explain the differences between IFRS and US GAAP that led to this reconciling item.

19. Your disclosure on page 108 indicates that your securitisation transactions may result in continued recognition of the securitised assets, continued recognition of the assets to the extent of your continuing involvement, or derecognition of the securitised assets. With regard to this activity, please address the following:

- Please tell us whether you have identified any differences in your accounting for these transactions under IFRS as compared to US GAAP. For example, explain how you considered the concept of legal control under SFAS 140 as compared to the risks and rewards model under IAS 39.

- Tell us how you considered whether any of your transfers to SPEs would have qualified for derecognition under SFAS 140.

20. As disclosed on page 107 you have designated certain loans and advances to banks and customers as held-for-trading and carry such securities at fair value. Please tell us how you considered whether a US GAAP difference exists related to the carrying amount of such loans. Under SFAS 65 and SOP 01-6 loans held for sale are carried at the lower of cost or market.

21. At the bottom of page 178 you disclose that "other adjustments in the reconciliation of net income for the year ended December 31, 2005 from IFRS to US GAAP include refinements to estimates arising from the implementation of IFRS." We also note that the amount reported as net income available for ordinary shareholders under US GAAP for the year ended December 31, 2004 differs from the amount reported in your prior Form 20-F by £39 million.

- Please explain to us in more detail the specific changes in estimates to which you refer and how the implementation of IFRS affected the determination of such estimates.

- Specifically tell us whether any of these changes in estimates were made to your allowance for loan losses. If so, please explain the reasons for such changes.

- Please tell us whether the change in your net income under US GAAP for the year ended December 31, 2004 is attributable to such refinements of estimates.

- If not, please clearly explain the reasons for the difference and tell us whether such a change indicates that amounts previously reported under US GAAP should be restated.

*   *   *

As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comments along with drafts of the proposed revisions to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your proposed revisions and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3426, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Angela Connell
Senior Accountant